SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

February 1, 2007

Commission File No. 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F      X            Form 40-F

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                      No      X

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82-            )

Enclosure:	France Telecom’s presentation to financial analysts of 2006 preliminary results france telecom FY 2006 preliminary results February 1st, 2007 cautionary statement
this presentation relates to France Telecom’s preliminary results for 2006 which are still in the process of being reviewed by the statutory auditors. France Telecom’s 2006 financial statements, which will be published on
March 6, 2007, may differ from these preliminary results, particularly if certain post balance sheet events occur that are not yet known by France Telecom.
this presentation contains forward-looking statements and information on France Telecom's objectives, in particular for 2007. Although France Telecom believes that these statements are based on reasonable assumptions, these forward-looking statements are subject to numerous risks and uncertainties and there is no certainty that anticipated events will occur or that the objectives set out will actually be achieved. Important factors that could result in material differences between the objectives presented and the actual achievements include, among other things, changes in the telecom market’s regulatory environment, competitive environment and technological trends, the success of the NExT program and other strategic initiatives based on the integrated operator model as well as France Telecom’s financial and operating initiatives, and risks and uncertainties attendant upon business activity, exchange rate fluctuations and international operations.
the financial information in this presentation is based on international financial reporting standards (IFRS) and presents specific uncertainty factors given the risk of changes in IFRS standards.
more detailed information on the potential risks that could affect France Telecom's financial results can be found in the Document de Référence filed with the Autorité des Marchés Financiers and in the Form 20-F filed with the
U.S. Securities and Exchange Commission.

2006: financial commitments achieved
GOM
in line with guidance (-1/-2 points versus
2005 GOM rate)
capex
in line with objective
organic
Cash
Flow
more than 7 Bn euros FY06 targeted
(6.95 Bn euros including Pages Jaunes until
sale closing)
EUR 18.54 Bn,
35.9% GOM rate
-1.4/-1.6 point*
EUR 7.15 Bn
EUR 6.73 Bn,
13% of
revenues
* excluding Lebanon reserve reversal in 2Q05 (+ € 199m) and provision for fine in 4Q05 (- € 256m), 2005 GOM margin is 37,5%
unaudited preliminary figures

5.8 million mobile
broadband
subscribers
in Europe
(+269% yoy)
4.1 million Livebox
in Europe
(o/w 3.4m in France,
ie 58% ADSL
customers equipped)
486k Business
Everywhere end users
in France (+19% yoy)
97.6 million
mobile subscribers
(+15.1% yoy)
577k IPTV clients in
France,
IPTV launched
in Spain and in
Poland
2006: major operational achievements
64k Unik phones
sold in France in 2
months

2006: key milestones
Orange leadership confirmed on innovation and
convergence
FTTH pilot
High definition
TV
Rebranding
in Spain
Rebranding in
France, UK,
Netherlands
and Enterprise
business
All included
fixed-Internet
offers
Unik fixed-
mobile phone
Orange
Messenger by
Rebranding
in Senegal,
Guinea & Mali
Autumn Collection:
more convergence,
more content
“Net & Mobile”

2006: key figures
* restated from Pages Jaunes disposal; ** Excluding Lebanon reserve reversal in 2Q05
(€
199m) and provision for fine in 4Q05 ( € 256m),
2005 GOM margin is 37,5%
gross Operating Margin
Actual*
FY05
Comparable
Basis % chg
revenues
Actual %
change
FY05
Comp. Basis
CAPEX
as a % of revenues
net Debt / GOM
as a % of revenues
organic Cash Flow
48.1
18.0
37.3%
51.1
19.0
37.3%
6.5
12.7%
+1.2% +7.5%
-2.6%
+3.3%
-1.4pt
net Income, Group share
5.7
6.0
12.5%
7.48
2.48
6.7
13.0%
7.15
~2.27
FY06
51.7
18.5
35.9%
4.0 – 4.2
net Income, Group share
on comparable terms
3.9
3.9 – 4.1
org. Cash Flow, without
PagesJaunes consolidation
6.89
7.21
/ -1.6 pt**
unaudited preliminary figures
(in euro billions)

2006: group quarterly trend
2006 quarterly revenues growth and cumulated GOM growth rate
(on a comparable basis) trend
revenue trend confirmed in 4Q06
full year GOM objective achieved: - 1.6 point* vs FY05
* excluding Lebanon reserve reversal in 2Q05 (+€199m) and provision for fine in 4Q05 (-€256m), 2005 GOM margin is 37,5%
+0.5%
+2.0%
+1.2%
+1.0%
1Q06 2Q06 3Q06 4Q06
revenues quarterly growth rate
36.4%
36.5%
36.8%
35.9%
37.6%
38.3% 38.7%
37.5%
1Q 2Q 3Q 4Q
cumulated GOM rate 2006 cumulated GOM rate 2005

2006: group revenues by segment:
+1.2% growth on a comparable basis
+71
-394
-444
+1,364
+2,908
+115
2005 Forex Impact Perimeter
Impact
2005 on a
comparable
basis
Personal Home Enterprise Eliminations 2006
51,702
48,082
51,105
€51,702m / +7.5% actual* / +1.2% on a comparable basis
+5.2% -1.9% -4.9%
unaudited preliminary figures
(in euro millions)
* restated from Pages Jaunes disposal
*

2006 revenues analysis
+ 101
+25
+ 132
+ 285
+ 834
+ 2,801
+44
2005 actual Forex Impact Perimeter
Impact
2005 on a
comparable
basis
Personal
France
Personal UK Personal Spain Personal
Poland
Personal ROW 2006
26,381
23,535
27,745*
+1.0% +0.4% +4.1% +17.2% +13.7%
personal 2006: sustained performance in maturing
countries and strong growth in emerging countries
€27,745m / +17.9% actual / +5.2% on a comparable basis
unaudited  preliminary figures
(in euro millions)
* after –EUR12m of changes in intragroup eliminations

strong take up of Broadband subscribers base in Europe
3.6 million subscribers in France (3x since the end of 2005)
931k subscribers in the UK (3x since the end of 2005)
422k subscribers in Spain (5x since the end of 2005)
broadband
improvement of customer mix
contract mix reinforced in France to 63.2% in 4Q06
strong contract net adds in Spain leading to a balanced mix in
4Q06
churn
continued increase of data share
UK non voice revenues: 21.3% of network revenues in 4Q06
France non voice revenues: 15.4% of network revenues in
4Q06
high value
customers
personal 2006: main achievements
data
containment of churn level
relatively flat blended churn rate in France in 4Q06 thanks to the improvement of the contract churn (12.2% vs 12.3% in 3Q06)
decrease of blended churn for the fourth consecutive quarter in the UK, to 24%

0
+85
-100
-198
-178
+303
+94
FY05 actual Forex impact Perimeter
Impact
FY05 on a
comparable
basis
France Poland UK Spain Other ROW FY06
22,487*
22,931
22,534
home 2006: fair performance in France thanks to ADSL
development
* after –EUR54m of changes in intragroup eliminations
-1.0% +0.1% -6.1% -15.2%
-
2006 revenues analysis
€22,487m / -0.2% actual / -1.9% on a comparable basis
unaudited preliminary figures
(in euro millions)

strong ADSL customers growth
5.9 million Orange ADSL customers in France (estimated
market share around 49.5%
- 385K net additions in 4Q06
- 1.46 million net additions in FY06
ADSL
in France
increase by 3.6% at 28.0€
in 2006
on line and Internet services ARPU (+32.3%)
Calling services ARPU (-10.7%)
Subscription fees ARPU (+3.7%)
fixed lines
in France
consumer
services
ARPU
in France
home KPI’s 2006
(1)
total number of lines up to 27.74 million in 2006 (+1%
yoy)
total number of FT/Orange lines
:
25.47 million
full Unbundling : 2.08 million lines
wholesale Naked ADSL: 0.19 million lines

rebranding completed in France  and in the UK (June 1st 2006), Netherlands
(June 2006), Spain (October 2006), Senegal, Ivory Coast and Guinea (November
2006)
Unik fixed-mobile phone available in France, Spain, UK and Netherlands
TV over DSL launched in France, Spain, Mauritius and Senegal
Home KPI’s 2006
(2)
Spain: ongoing migration from PSTN to ADSL and LLU:
640k ADSL customers
350 local exchanges unbundled at the end of 2006 (68%
coverage); 55% of total ADSL base are LLU subscribers;
UK:
Deployment of unbundling in line with FY objective
485 local exchanges unbundled (36% coverage);
16% of total ADSL base is LLU
Netherlands:
199 local exchanges (53% coverage); 148k LLU subscribers by the end of 2006  (+ 72% yoy); 45% of total ADSL base
continued
deployment
of LLU
in mature
countries
growth in
emerging markets
success
of rebranding
and converged
strategy
+7.8% revenue growth year-on-year
Total Internet subscribers up 58% yoy
France:
58% of ADSL customers equipped with
Livebox;
2.1m VoIP customers
at the end of 2006
UK:
33% of ADSL customers equipped with Livebox; 332k VoIP customers at the end of 2006
multiplay-
oriented
customers

enterprise 2006: ICT services revenues growth above
market growth
business Network Legacy revenues
slower traffic decline of voice / continued price decrease
accelerated data migrations partly offset by IPVPN growth
advanced Business Networks revenues
IP VPN accesses up 39% yoy in 06 (256k accesses)
business Everywhere: 486k end-users in France, 19% yoy in 06
2006 revenues analysis
€7,652m / -1.7% actual / -4.9% on a comparable basis
unaudited preliminary figures
(in euro millions)
7 ,652
8 ,046
7 ,785
+2
+83
+184
-609
-54
+281
-20
FY 05 Actual Forex Impact Perimeter
Impact
FY 05 on a
comparable
basis
CTR Impact Business
Network
Legacy
Advanced
Business
Network
Extended
Business
Services
Others FY 06
*
* CTR (Cut in termination rate)

2006: group Gross Operating Margin by segment
* restated from Pages Jaunes disposal; ** Excl. lebanon reserve reversal in 2Q05 (+€199m) and fine provision in 4Q05 (- €256m), 2005 GOM margin is 37.5%
gross Operating Margin
GOM rate down by 1.4 point yoy (1.6 point adjusted from 2005 exceptionals**), in line with guidance
-0,9 GOM
rate points
yoy
-1.3 GOM
rate points
yoy
-2.8 GOM
rate points
yoy
unaudited preliminary figures
(in euro millions)
37.3%
37.3%
35.9%
*
+62
+1,024 +245
-441
-306
FY05 actual Forex impact Perimeter
Impact
FY05 on a
comparable
basis
Personal Home Enterprise FY06
18,539
17,953
19,039

FY05 FY05 CB** June 06 FY06
2006: headcounts
group Headcounts, end of period
198,185
191,036
203,008
194,927
headcounts down by 3.6% vs 2005 on a comparable basis**
headcounts in France
7,886 net departures*, in line with FY06
objectives
~ 49% of our 2006-2008 French
program
* permanent headcount; ** Excluding Pages Jaunes

2006: stability of net income group share
on comparable terms
unaudited preliminary figures
(in euro billions)
2005 2006
net income group share on comparable terms
3.9 3.9 / 4.1
gain on asset disposal and result of discontinued activities +1.8 +3.3 impairment net of tax (mainly the UK)
+0.5
-2.7
exceptionals on differed tax & financial expenses
-0.5
-0.5
net income group share released
5.7 4.0 / 4.2
main elements impacting the comparability:

organic Cash Flow
of wich Gross Operating Margin
of which capex
of which Early Retirement Plan and employee Profit Sharing
2006 financing: organic cash flow
is slightly ahead of expectations
2006
7.15
0.02
- 6.73
- 1.35
2005
7.48
+ 1.00
- 6.03*
-1.30
of which Working Capital Requirements
18.54 17.95*
unaudited preliminary figures (in euro billions)
2006 Net Debt/GOM ~ 2.27 versus 2.48 in 2005
* restated from Pages Jaunes disposal;

2007 trends confirmed
nearly stabilisation of the gross operating margin rate in 2007 capex rate in % of revenues  maintained around 13%
organic cash flow of €6.8Bn excl. Pages Jaunes confirmed
In a moderate market growth on main western European markets:
end of 2006 Net Debt / GOM: ~ 2.27 objective of 2.0 confirmed in
2008
€1.2 dividend proposal to the shareholder meeting confirmed (44% of
Organic Cash Flow)

france telecom FY 2006 preliminary results February 1st, 2007 glossary
(1)
ARPU – Consumer Fixed Services (HCS segment): average annual revenue per line for the Consumer Fixed Services is calculated by dividing the average monthly revenues on the basis of the last twelve months by the weighted average number of customers over the same period. The weighted average number of customers is the average of the monthly averages during the period in question. The monthly average is the arithmetic mean of the number of customers at the start and end of the month.
ARPU – Personal ARPU (PCS segment): average annual revenue per user (ARPU) is calculated by dividing the revenues of the network (see that definition) generated over the last twelve months (excluding revenues from mobile virtual network operators – MVNO) by the weighted average number of customers over the same period. The weighted average number of customers is the average of the monthly averages during the period in question. The monthly average is the arithmetic mean of the number of customers at the start and end of the month. ARPU is expressed as annual revenue per customer.
AUPU – Personal AUPU (PCS segment): average monthly usage per user (AUPU), calculated by dividing the total minutes used over the preceding 12 months (outgoing calls, incoming calls and roaming, excluding the traffic of mobile virtual network operators – MVNO) by the weighted average number of customers over the same period. AUPU is expressed in minutes as a monthly usage per customer.
CAPEX: capital expenditures on tangible and intangible assets excluding GSM and UMTS licenses and excluding investments through finance lease.
Commercial expenses: external purchases including purchase of handsets and other products sold, retail fees and commissions and advertising, promotional and sponsoring expenses.
Data on a comparable basis (cb): data with comparable methods, consolidation and exchange rates are presented for the preceding period. This transition from data on an historical basis to data on comparable basis consists of keeping the results for the period ended and restating the results for the corresponding period of the preceding year for the purpose of presenting, over comparable periods, financial data with comparable methods, scope of consolidation and exchange rates. The method used is to apply to the data of the corresponding period of the preceding year the scope of consolidation for the period ended as well as the average exchange rate used for the income statement for the period ended.

glossary
(2)
French Retail ADSL Market Share (ARCEP definition): starting from 1Q06, quarterly French ADSL market share presentation will be based on ARCEP High-speed Internet Observatory methodology. Until the end of 2005, the figures published by France Telecom covered intermediate markets (such as private networks for business companies and “Turbo
DSL” offers) that did not automatically resulted in high-speed subscriptions on the retail market. They also included ADSL access not used for Internet connection (MaLigne TV and MaLigne Visio Mono-play offers without high-speed Internet access).
From 1Q06, estimation of total ADSL market figures published by France Telecom will be built by adding up to France
Telecom ADSL access on the retail market (excluding monoplay usage without high-speed Internet access), the unbundling and ADSL wholesale offers sold to third party operators and Internet access providers (IAPs). This estimation is very close to ARCEP publications based on data received from major IAPs.
GOM (Gross Operating Margin): Revenues less external purchases, other operating expenses (net of other operating income) and labour expenses. Labour expenses presented in GOM do not include employee profit-sharing or share-based compensation.
Impact of Pages Jaunes disposal on consolidated accounts: In accordance with International Accounting Standards
(IFRS 5), an entity shall classify an activity as a non-current asset held for sale, if its carrying amount will be recovered principally through a sale transaction rather than through continuing use. The directory activity of France Telecom corresponds to this definition, as an active programme for the finalization of the disposal of Pages Jaunes Group  to KKR existed at closing date. Therefore, the assets, liabilities, cumulative revenues and expenses of PagesJaunes Group are presented separately from those corresponding to the activities held and used by France Telecom as if Pages Jaunes
Group was not consolidated any more. In accordance with IAS, this format of presentation is used both for the financial data of the current accounting period and for the data of the previous accounting periods provided for comparison.
Furthermore, the information presented on the face of the simplified consolidated P&L does not take into consideration the elimination of the intercompany flows between PagesJaunes Group and the other companies of France Telecom.
Internet ARPU (ARPU: Monthly Average Revenue Per User): calculated by dividing year-to-date connectivity revenues by the weighted average number of Internet customers during the same period. The weighted average number of Internet customers during a period is the monthly average customer base for the period. The monthly average customer base is calculated as the sum of the opening and closing number of customers for the month divided by 2.
Labour expenses: labour expenses included in the determination of the GOM do not include employee profit sharing or share-based compensation costs. Those costs are part of the costs included between GOM and operating income. Labour expenses are net of the capitalized labour expenses.
Market Share of fixed line telephony in France: calculation based on traffic on the network or interconnected to the network of France Telecom.

glossary
(3)
Non labour expenses: operating expenses excluding labour expenses. Operating expenses excluding labour expenses included in the calculation of GOM, include external purchases and other operating expenses (net of other operating income). Non labour expenses are net of capitalized costs.
Number of employees (active employees at end-of-period): number of persons working on the last day of the period, including both permanent and fixed-term contracts.
OPEX: operating expenses included in the determination of the GOM include labour expenses and non labour expenses.
Personal churn rate (PCS segment): a measure of the number of customers leaving the Orange network. Churn rate is calculated by dividing the total number of customers who disconnect or are considered to have disconnected from its network, voluntarily or involuntarily (excluding money-back return and fraudulent connections) for the previous 12 months by the weighted average number of customers over the same period.
Customers migrating between contract and prepaid products are included in individual product churn but do not impact overall churn as they remain on the Orange network.
The Company also excludes from churn those connections which, in its view, do not result in active customers, including those as a result of prepaid handset upgrades or the removal of handsets.
Prepaid customers are treated as having churned if they have not made any outbound chargeable events and less than 4 inbound chargeable events within a 3-month period.
For Personal France, prepaid customers are treated as having churned six months after the end of their recharge (7 days to
5 months) if they do not recharge their account during this six-month period.
Personal network revenues (PCS segment): personal network revenues represent the revenues (voice, data and SMS)
generated by the use of the wireless network. It includes the revenues generated by incoming and outgoing calls, network access fees, roaming revenues from customers of other networks, revenues from value-added services and revenues from mobile virtual network operators (MVNO). It represents the recurring income most relevant to the wireless business and is directly correlated with the business indicators.
Personal non-voice service revenues (PCS segment): revenues from non-voice services equal all revenues from wireless services, excluding revenues generated by voice (excluding MVNO revenues). For example, they include the revenues generated by sending SMS (text messages), MMS (multimedia messages), data (WAP, GPRS and 3G) and content revenues from customers (downloading ring tones, sports results, etc.).
Statutory
figures:
statutory figures means data before elimination of inter-segment transactions.
Growing markets: Poland mobile, Botswana, Cameroon, Dominican Republic, Egypt, Equatorial Guinea, Ivory Coast,
Jordan, Madagascar, Mauritius, Mexico, Moldavia, Romania, Slovakia, Senegal, Vanuatu, Vietnam, other countries

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: February 1, 2007	By:	/S/ PIERRE HILAIRE
	Name:	Pierre Hilaire
	Title:	Director of Financial Information